Contact

www.linkedin.com/in/amelia-williams-hardy-9015994 (LinkedIn)

Top Skills

Community Outreach

Diversity & Inclusion

Cross-functional Team Leadership

Languages

Spanish

Honors-Awards

Sigma Beta Delta Honor Society

Summa Cum Laude

Xavier Alumni Top 40 Under 40

3M Corporate Global Marketing Professionalism Award

3M Corporate Community Volunteer Award

Amelia Williams Hardy

Chief Inclusion, Diversity and Talent Acquisition Officer at Best Buy- SVP, Nonprofit and Private Board Member, DEI, ESG, Business, Strategy

Greater Minneapolis-St. Paul Area

Summary

Recognized as an insightful strategic thought leader and change agent. Approaches work with an equity lens that creates a culture of inclusion and a thriving collaborative environment. An end-to-end ideator that utilizes data and insights to make sense of ambiguous white spaces that are then applied to turning around existing businesses, creating new business initiatives, and transforming cultures in companies.

Current responsibilities include efforts to increase the engagement, representation, and retention of diverse employees at all levels of the company. Oversees initiatives aimed at increasing the presence of products and services acquired from minority-owned businesses and partnering with other organizations to eradicate racial and social disparities in underrepresented communities. She provides insight and direction for enterprise multicultural branding and cause marketing initiatives. Additionally, she is responsible for ESG and reputation management for her organization.

In prior roles, served as a general manager for Best Buy Health, where helped to initiate, grow, and maintain strategic partnerships. Has over 20 years of strategic and P&L leadership roles at fortune 100 companies. Broad career experiences include marketing, strategy, brand management, business development, product commercialization and business management.

Significantly involved in diversity, equity and inclusion initiatives at multiple companies and within the community. Currently, sits on multiple national and community nonprofit boards including the Boys and Girls Club of the Twin Cities, MEDA, The Cowles Center, FORESIGHT and Minnesota Community Care. Desires to do the work to help eradicate racial and social inequities in corporations and communities.

Experience

Best Buy

9 years 9 months

Chief Inclusion and Diversity Officer, SVP Talent Acquisition

June 2022 - Present (2 years)

Greater Minneapolis-St. Paul Area

A key member of the senior leadership team, partners with the executive leadership team, senior cross-functional leaders, and associates across the enterprise to strategize, build and drive global organizational commitment to inclusion, diversity, and equity ("ID&E") initiatives. Facilitates the global implementation of strategies to advance the ID&E priorities and vision through leadership collaboration, ownership, and accountability to achieve the mission and express the core value of ID&E in Best Buy's employees, customers, and communities.

Vice President- Strategic Community Engagement and External Partnerships

May 2021 - June 2022 (1 year 2 months)

Engages teams across the company to support work aimed at connecting with the community and bringing about social change and corporate responsibility. Serves as an ambassador for Best Buy by driving change with external strategic partners, increasing employee engagement and volunteerism opportunities in the community. Leads enterprise reputation management, including efforts related to environmental, social and governance (ESG) practices.

Vice President- Inclusion and Diversity Strategic Initiatives

July 2020 - May 2021 (11 months)

Greater Minneapolis-St. Paul Area

Utilize my extensive background in marketing, strategy, brand management and business management to advance the many initiatives within the HR I&D space. Create an enterprise strategy for an inclusive culture that supports our employees and is integrated within the enterprise.

Senior Director Health Business- Employee Relationship Management

February 2019 - July 2020 (1 year 6 months)

Design, implement, and manage account strategies for key portfolios and clients. Identify and capitalize growth opportunities, revenue streams, and potential industry partnerships. Initiate, cultivate, and lead relationships with C-

suite and executive leadership with key healthcare organizations to develop a road map that leads to revenue.

Director- General Management, New Business, Strategy and Innovation

December 2017 - January 2019 (1 year 2 months)

Conceptualized and implemented innovative marketing and business strategies for healthcare opportunities. Selected and developed healthcare provider accounts and procedures. Prepared, scaled and led businesses initiatives for long-term revenue growth.

Director of Brand Marketing

May 2015 - December 2017 (2 years 8 months)

Led the team that created, managed and operated the largest enterprise campaign. Created, executed and drove the strategic, business and operational initiatives for the Holiday and Spring marketing campaigns for the Best Buy brand at the enterprise level. Partnered with executive leadership, merchant and marketing operations to execute the largest consumer-facing marketing plan. Analyzed the KPIs and business metrics to determine the impact of the campaign's success on driving the business objectives at an enterprise level.

Marketing Director

September 2014 - May 2015 (9 months)

Created the strategic vendor marketing campaigns for Best Buy’s biggest revenue generating product categories. Responsible for growing the revenue for the categories through strategic marketing plan development, consumer insights discovery, branding and promotional activity design and execution using owned and paid media. Partnered with merchants and built relationships with vendors to create strong marketing campaigns and drive programs. Prioritized and drove business and marketing objectives.

3M

14 years 6 months

Global Business Unit Manager

October 2013 - September 2014 (1 year)

Spearheaded innovation, business revenue growth, and successful brand marketing for 14 years within a multi-billion-dollar, international organization.

Created global marketing strategies to enable adjacent business growth of over $5B in the homecare and cleaning industries. . Led a cross functional

team in the management of the global P&L. Drove attainment of the operational plan and business objectives. Developed the global product portfolio through the new product commercialization process. Developed a talented and engaged high performing team. Explored and assessed new business opportunities to drive growth in new categories.

Division Business Development Manager
October 2012 - October 2013 (1 year 1 month)
St. Paul, MN

Partnered with executive teams on global M&A, new business, and strategic planning. Coordinated as Division Operating Committee and Leadership Team member to achieve goals at an organizational level.

Global Business Manager- Consumer Business
October 2010 - October 2012 (2 years 1 month)
St. Paul, MN

Catalyzed global business growth by leading cross-functional teams in implementation of portfolio strategy, marketing plan development, maintenance and expansion of product development in $3B industry category. Significant contributor to establishing a new Global Portfolio business model and process for the Home Care Division.

Business Unit Manager
January 2009 - October 2010 (1 year 10 months)

Led cross-functional business team in the defining, creating and launching of the adhesive platform for the retail hardware, construction and paint channel. Captured a leadership position in the $300MM adhesives market. Chosen to strategically lead the development and launch of the newly created 4th business unit for division. Launched multiple new product categories including caulks, patch and repair and retail adhesives. P&L responsibility for the existing business. Grew the business 10%+. Exceeded the sales plan.

Scotch Brand Manager
January 2004 - December 2008 (5 years)

Responsible for managing the large masking, specialty and duct tape, Construction and Home Improvement Markets Division, P&L business. This includes: Creating the strategic plan for the business. Managing the budget. Demand planning under capacity issues. Facilitating the Action Team. Dealing with the day-to day manufacturing, inventory, and supply chain issues. Planning the annual advertising and public relations campaign. Grew share of business in the DIY market. Initiated major Scotch-Blue strategic brand

and packaging redesign in 2008. 2007 3M Global Marketing Professionalism award recipient for integrated marketing program with emphasis on advertising campaign development.

Command Brand Supervisor

January 2003 - December 2004 (2 years)

St. Paul

Responsibility for developing new products for the global Mounting, Fastening, and Protecting Business that included the Command™ brand. Successfully launched over 3 new product platforms resulting in sales opportunities of over $1 million in 2003. Led multiple cross-functional business teams through 3M's Corporate NPI and DFSS processes. Managed the MFP OEM business process. Granted 5 patents for innovative new product inventions.

Brand Associate

April 2000 - December 2002 (2 years 9 months)

St. Paul, MN and San Diego, CA

Construction & Home Improvements: Led the reorganization project of the division's key data analysis software model SUN. Ran a sales territory project in San Diego and assisted in the growing the territory 16.4%. Stationery Products: Conducted the initial market and consumer research on the art supply market. Created the business and marketing plan to increase art product sales by 55%. Led a new product team in the development of all the components of the art supply market's business plan including product development, packaging, promotions, and the pricing structure for the line. Assisted in the area of business analysis on a few ACNielson projects. Home Care: Played a critical role in new product launch of the handled cleaning tools program. Responsible for implementing some of the Scotchgard(TM) promotional programs.

Reliant Energy

Brand Marketing Intern

1999 - 1999 (less than a year)

Worked on consumer marketing packages for the industry deregulation service updates

DDB

Account Executive Intern

May 1998 - August 1998 (4 months)

Assisted with the pitch and re-winning of the business for a major hotel account.

PepsiCo - Quaker Oats

Brand Marketing Intern

May 1997 - August 1997 (4 months)

Created northeast regional consumer promotions. Completed competitive analysis reports.

Education

Xavier University of Louisiana

Bachelor of Science - BS, Business, Management, Marketing, and Related Support Services · (August 1994 - May 1998)

Tulane University - A.B. Freeman School of Business

Master of Business Administration, International Business and Marketing